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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                             Silicon Graphics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    827056409
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Erin C. Ross
                       Watershed Asset Management, L.L.C.
                         One Maritime Plaza, Suite 1525
                         San Francisco, California 94111
                                 (415) 391-8900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 17, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 22 Pages
                         Exhibit Index Found on Page 21

                                       13D
===================
CUSIP No. 827056409
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Capital Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 1,505,858 Shares, which is 13.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    259,591
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     259,591
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            259,591
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            2.3%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 2 of 22 Pages

                                       13D
===================
CUSIP No. 827056409
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Capital Institutional Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 1,505,858 Shares, which is 13.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    869,129
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     869,129
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            869,129
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            7.8%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 3 of 22 Pages

                                       13D
===================
CUSIP No. 827056409
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed  Asset Management, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 1,505,858 Shares, which is 13.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    1,505,858
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     1,505,858
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,505,858
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.5%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 4 of 22 Pages

                                       13D
===================
CUSIP No. 827056409
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            WS Partners, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 1,505,858 Shares, which is 13.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    1,128,720
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     1,128,720
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,128,720
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.1%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 5 of 22 Pages

                                       13D
===================
CUSIP No. 827056409
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Meridee A. Moore
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 1,505,858 Shares, which is 13.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    1,505,858
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     1,505,858
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,505,858
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.5%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 6 of 22 Pages

Item 1.  Security And Issuer
------   -------------------

         This statement relates to shares of Common Stock, par value $0.01 per share (the "Shares"), of Silicon Graphics, Inc. (the "Company"). The Company's principal offices are located at 1200 Crittendon Lane, Mountain View, California 94043.

Item 2.  Identity And Background
------   -----------------------

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

         The  Funds
         ----------

                  (i) Watershed Capital Partners, L.P., a Delaware limited partnership ("WCP"), with respect to the Shares held by it; and

                  (ii) Watershed Capital Institutional Partners, L.P., a Delaware limited partnership ("WCIP"), with respect to the Shares held by it.

         WCP and WCIP are  together  referred  to  herein  as the  "Funds."

         The Management Company
         ----------------------

                  (iii) Watershed Asset Management, L.L.C., a Delaware limited liability company (the "Management Company"), with respect to the Shares held by Watershed Capital Partners (Offshore), Ltd. ("Watershed Offshore"), an entity managed by the Management Company, and with respect to the Shares held by the Funds, for which the Management Company serves as an investment adviser.

         The General Partner
         -------------------

                  (iv) WS Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Funds (the "General Partner"), with respect to the Shares held by each of the Funds.

         The Managing Member
         -------------------

                  (v) Meridee A. Moore, a United States citizen who is the Senior Managing Member of both the General Partner and the Management Company, with respect to the Shares held by the Funds and Watershed Offshore.

         Meridee A. Moore is referred to herein as the "Individual Reporting Person."


                               Page 7 of 22 Pages

         (b) The address of the principal business office of the Funds, the General Partner, the Management Company and the Individual Reporting Person is c/o Watershed Asset Management, L.L.C., One Maritime Plaza, Suite 1525, San Francisco, California 94111.
         (c) The principal business of each of the Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of the Funds. The principal business of the Management Company is to act as the investment adviser to the Funds and Watershed Offshore. The principal business of the Individual Reporting Person is serving as the senior managing member of both the Management Company and the General Partner.
         (d) None of the Funds, the Management Company, the General Partner or the Individual Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) None of the Funds, the Management Company, the General Partner or the Individual Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f) The citizenship of each of the Funds, the General Partner, the Management Company and the Individual Reporting Person is set forth above.

Item 3. Source And Amount Of Funds And Other Consideration
------  --------------------------------------------------

         In total, 1,505,858 Shares are reported herein. The Funds and Watershed Offshore acquired (i) 260,225 of such Shares (the "Claim Distribution Shares") as part of the reorganization of the Company (the "Reorganization") under Chapter 11 of the U.S. Bankruptcy Code (the "Bankruptcy


                               Page 8 of 22 Pages

Code") pursuant to the First Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated July 27, 2006 as modified (the "First Amended Plan"), and the agreements entered into in connection with the First Amended Plan (together with the First Amended Plan, the "Plan"), (ii) 707,812 of such Shares (the "Subscription Shares") by participating in the Company's rights offering (the "Rights Offering") pursuant to the Plan, and (iii) 74,586 of such Shares (the "Backstop Shares") and 463,235 of such Shares (the "Overallotment Shares") pursuant to the Backstop Commitment Agreement (the "Backstop Commitment Agreement") entered into with the Company in connection with the Rights Offering pursuant to the Plan. For more information regarding the Plan, the Rights Offering or the Backstop Commitment Agreement, see the copy of the Plan attached as an exhibit to the Form 8-K filed by the Company with the Securities and Exchange Commission on September 19, 2006. Any description of the Plan, and the related Rights Offering and Backstop Commitment Agreement, is qualified in its entirety by the actual terms and conditions of the Plan and of each agreement, as applicable.
         As of April 12, 2006, the Funds and Watershed Offshore owned in aggregate approximately $19,883,000 principal amount of Senior Secured Convertible Notes (the "Notes") issued pursuant to the Indenture, dated December 24, 2003 (the "Indenture"), between the Company and U.S. Bank National Association, as indenture trustee, as amended from time to time. The Funds and Watershed Offshore entered into a confidentiality agreement with the Company as of such date and after such date did not acquire or dispose of any Notes. The $19,883,000 principal amount of Notes were convertible pursuant to the terms of the Indenture into approximately 15,906,400 shares of common stock, par value $0.001 per share (the "Cancelled Shares"), of the Company, which shares were cancelled on October 17, 2006 in connection with the restructuring of the Company as described in the Plan. The Funds and Watershed Offshore received as distributions pursuant to the Plan in respect of their Notes an aggregate of 260,225 Shares.


                               Page 9 of 22 Pages

         The investment cost (including commissions) for the Subscription Shares, the Backstop Shares and the Overallotment Shares held by each of the Funds and Watershed Offshore is set forth below (based on the $6.67 per Share subscription price specified in the Plan):

                            Subscription Shares,
                            Backstop Shares and            Approximate Net
  Entity                  Overallotment Shares Held        Investment Cost
  ------                  -------------------------        ---------------
  WCP                            209,172                    $1,395,177.24
  WCIP                           729,516                    $4,865,871.72
  Watershed Offshore             306,945                    $2,047,323.15


         Each of WCP, WCIP and Watershed Offshore obtained the consideration for its acquisition of the Subscription Shares, the Backstop Shares and the Overallotment Shares from its working capital.

Item 4.  Purpose Of The Transactions
------   ---------------------------

         The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares by each of the Funds and Watershed Offshore were made in the ordinary course of business. In connection with the Reorganization and pursuant to Section 10.3 of the Plan, the Funds, Watershed Offshore and the other members of the Ad Hoc Committee selected in consultation with the Company the six current members of the Board of Directors of the Company, including Kevin D. Katari, a managing member of the General Partner and the Management Company. Mr. Katari was subsequently elected Chairman of the Company's Board of Directors.
         As described in Item 3 and Item 6, each of the Funds and Watershed Offshore acquired, in aggregate, beneficial ownership of the 1,505,858 Shares reported herein as part of the Reorganization of the Company pursuant to the Plan, including 260,225 Shares acquired as distributions in respect of Notes held by the Funds and Watershed Offshore prior to the Reorganization.


                              Page 10 of 22 Pages

         Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose and subject to applicable law, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.
         Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or potential investors in the Company regarding the Company, including but not limited to its operations, its capital structure and potential strategies to enhance shareholder value. During the course of such communications, the Reporting Persons may advocate or oppose one or more courses of action. As noted previously, Kevin D. Katari, a managing member of the General Partner and the Management Company, is a member and Chairman of the Company's Board of Directors.
         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer
------   ------------------------------------

           (a)    The Funds

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is


                              Page 11 of 22 Pages
                           calculated   based   upon   the   11,125,000   Shares
                           outstanding as of October 17, 2006 as reported by the Company.

                  (c) The transaction dates, number of Shares purchased, or sold or otherwise acquired and the price per Share (including commissions) for all purchases, sales or acquisitions of the Shares by the Funds in the past 60 days are set forth on Schedules A-B hereto and are incorporated herein by reference. All of such transactions were effected as part of the Reorganization of the Company pursuant to the Plan, as described in Item 3 above.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                  (e)      Not applicable.

         (b)      The Management Company

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

                  (c) The transaction dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Management Company on behalf of Watershed Offshore in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were effected as part of the Reorganization of the Company pursuant to the Plan, as described in Item 3 above.

                           For   information   regarding   transactions  by  the
                           Management Company on behalf of the Funds, see Item 5(a) above.

                   (d) The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Watershed Offshore and the Funds as reported herein. The Individual Reporting Person is the Senior Managing Member of the Management Company.

                  (e)      Not applicable.

         (c)      The General Partner


                              Page 12 of 22 Pages

                  (a),(b)  The information set forth in Rows 7 through 13 of the
                           cover  page  hereto  for  the   General   Partner  is
                           incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                  (e)      Not applicable.

         (d)      The  Individual Reporting Person

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Individual Reporting Person is incorporated herein by reference for the Individual Reporting Person.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by Watershed Offshore and the Funds as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                  (e)      Not applicable.

         The Shares reported hereby for the Funds are owned directly by the Funds and those reported by the Management Company on behalf of Watershed Offshore are owned directly by Watershed Offshore. The General Partner, as general partner to the Funds, may be deemed to be the beneficial owner of all such Shares owned by the Funds. The Management Company, as investment adviser to Watershed Offshore and the Funds, may be deemed to be the beneficial owner of all such Shares owned by Watershed Offshore and the Funds, respectively. The Individual Reporting Person, as the Senior Managing Member of both the General Partner and the


                              Page 13 of 22 Pages

Management Company, may be deemed to be the beneficial owner of all such Shares owned by the Funds and Watershed Offshore. Each of the Management Company, the General Partner and the Individual Reporting Person hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings Or
------   -------------------------------------------
          Relationships With Respect To Securities Of The Issuer
          ------------------------------------------------------

         As previously reported by the Company in a Form 8-K filed with the Securities and Exchange Commission on May 9, 2006 (the "May 9 Form 8-K), on May 7, 2006, subsequent to acquiring the Notes, each of the Funds and Watershed Offshore entered into Restructuring Agreements with the Company (the "Restructuring Agreements") in connection with the Company's filing of a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code. Pursuant to the Restructuring Agreements, the Funds and Watershed Offshore had agreed to vote in favor of a financial restructuring of the Company to be effected through a Chapter 11 reorganization on certain terms and conditions contained therein. This description of the Restructuring Agreements is qualified in its entirety by the full terms and conditions thereof. A form of the Restructuring Agreement entered into by each of the Funds and Watershed Offshore, which is incorporated herein by reference, was attached as an exhibit to the May 9 Form 8-K filed by the Company.
         Certain of the Reporting Persons are also party to a Registration Rights Agreement with the Company. Under the Registration Rights Agreement, dated as of October 17, 2006 (the "Registration Rights Agreement"), among the Company, the Funds, and Watershed Offshore and certain other investors named therein (together with the Funds and Watershed Offshore, the "Investors"), the Company has granted to the Investors certain demand and piggyback registration rights with respect to the Shares now held, or hereinafter acquired, by the Investors (the "Registrable Common Stock"). The Funds and Watershed Offshore collectively qualify as a Key Holder under the Registration Rights Agreement. Under the Registration Rights Agreement, a Key


                              Page 14 of 22 Pages

Holder has the right to require the Company to effect the registration of such shares of Registrable Common Stock in certain circumstances and subject to certain limitations set forth therein. Each Key Holder may request a maximum of two demand registrations. In addition, the Company has agreed that, no later than ten days after the Company becomes eligible to file a Registration Statement on Form S-3, it will prepare and file a Registration Statement on Form S-3 relating to the offering on a continuous or delayed basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), of the Registrable Common Stock, subject to certain conditions and limitations described in the Registration Rights Agreement. In the event that the Company proposes to register Shares for its own account, it shall, upon written request, effect the registration of such requesting Key Holder's shares of Registrable Common Stock, subject to certain limitations set forth therein. The Registration Rights Agreement, a copy of which was attached as an exhibit to the Form 8-K filed by the Company with the Securities and Exchange Commission on October 20, 2006, is incorporated by reference herein. Any description of the Registration Rights Agreement is qualified in its entirety by the full terms and conditions thereof.
         The Funds and Watershed Offshore are lenders under the Senior Secured Credit Agreement dated as of October 17, 2006 (the "Loan Agreement"), by and among the Company, the guarantors named therein and the lenders parties thereto from time to time. For more information regarding the Loan Agreement, please see a copy of the Loan Agreement attached as an exhibit to the Form 8-K filed by the Company with the Securities and Exchange Commission on October 20, 2006. Any description of the Loan Agreement is qualified in its entirety by the full terms and conditions thereof.
         As part of the Reorganization, the Company entered into the Liquidating Trust Agreement, dated as of October 17, 2006 (the "Liquidating Trust Agreement"), with a trustee to establish a


                              Page 15 of 22 Pages
liquidating trust (the "Liquidating Trust") with respect to certain assets, including litigation claims, transferred to the Liquidating Trust from the Debtor's Chapter 11 estate. Pursuant to the Liquidating Trust Agreement, the trustee shall make distributions to the beneficial holders of the Liquidating Trust of all cash on hand, except as otherwise provided by the Liquidating Trust Agreement. The Funds and Watershed Offshore are beneficial holders of the Liquidating Trust and Mr. Katari is a member of the Trust Advisory Board. For more information regarding the Liquidating Trust Agreement, see the copy of the Plan attached as an exhibit to the Form 8-K filed by the Company with the Securities and Exchange Commission on September 19, 2006. Any description of the Liquidating Trust Agreement is qualified in its entirety by the full terms and conditions thereof.
         Except as described in Item 3, Item 4 and this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits
------  ---------------------------------

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.


                              Page 16 of 22 Pages

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 2006

                               /s/ Meridee A. Moore
                            ----------------------------------------
                            WS PARTNERS, L.L.C.,
                            On its own behalf and
                            as the General Partner of
                            WATERSHED CAPITAL PARTNERS, L.P. and
                            WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P., By Meridee A. Moore,
                            Senior Managing Member


                               /s/ Meridee A. Moore
                            ----------------------------------------
                            WATERSHED ASSET MANAGEMENT, L.L.C.
                            By Meridee A. Moore,
                            Senior Managing Member


                               /s/ Meridee A. Moore
                            ----------------------------------------
                            Meridee A. Moore



                              Page 17 of 22 Pages

                                   SCHEDULE A


                        WATERSHED CAPITAL PARTNERS, L.P.


                                 NO. OF SHARES                  PRICE
    TRANSACTION DATE               ACQUIRED                 PER SHARE ($)
    ----------------             ------------               -------------

       10/17/2006                   50,419                     -- (1)
       10/17/2006                  137,141                    6.67(2)
       10/17/2006                    9,989                    6.67(3)
       10/17/2006                   62,042                    6.67(4)










-------------------
(1) Represents Claim Distribution Shares received as distributions in respect of $3,852,400 principal amount of Notes.
(2) Represents Subscription Shares.
(3) Represents Backstop Shares.
(4) Represents Overallotment Shares.


                              Page 18 of 22 Pages

                                   SCHEDULE B


                 WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P.


                                 NO. OF SHARES                  PRICE
    TRANSACTION DATE               ACQUIRED                 PER SHARE ($)
    ----------------             ------------               -------------

       10/17/2006                  139,613                     -- (1)
       10/17/2006                  379,747                    6.67(2)
       10/17/2006                   48,507                    6.67(3)
       10/17/2006                  301,262                    6.67(4)














------------------------
(1) Represents Claim Distribution Shares received as distributions in respect of $10,667,400 principal amount of Notes.
(2) Represents Subscription Shares.
(3) Represents Backstop Shares.
(4) Represents Overallotment Shares.


                              Page 19 of 22 Pages

                                   SCHEDULE C


                       WATERSHED ASSET MANAGEMENT, L.L.C.


         The transactions listed below were effected solely on behalf of Watershed Offshore. For transactions on behalf of WCP and WCIP, see Schedules A and B, respectively.

                                 NO. OF SHARES                  PRICE
    TRANSACTION DATE               ACQUIRED                 PER SHARE ($)
    ----------------             ------------               -------------

       10/17/2006                   70,193                    -- (1)
       10/17/2006                  190,924                   6.67(2)
       10/17/2006                   16,090                   6.67(3)
       10/17/2006                   99,931                   6.67(4)











-----------------------
(1) Represents Claim Distribution Shares received as distributions in respect of $5,363,200 principal amount of Notes.
(2) Represents Subscription Shares.
(3) Represents Backstop Shares.
(4) Represents Overallotment Shares.


                              Page 20 of 22 Pages

                                  EXHIBIT INDEX

EXHIBIT 1                        Joint Acquisition Statement Pursuant to Section
                                 240.13d-1(k)





















                              Page 21 of 22 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D


                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  October 27, 2006

                                  /s/ Meridee A. Moore
                               ----------------------------------------
                               WS PARTNERS, L.L.C.,
                               On its own behalf and
                               as the General Partner of
                               WATERSHED CAPITAL PARTNERS, L.P. and
                               WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P., By Meridee A. Moore,
                               Senior Managing Member


                                  /s/ Meridee A. Moore
                               ----------------------------------------
                               WATERSHED ASSET MANAGEMENT, L.L.C.
                               By Meridee A. Moore,
                               Senior Managing Member


                                  /s/ Meridee A. Moore
                               ----------------------------------------
                               Meridee A. Moore



                              Page 22 of 22 Pages